Exhibit 99.4

73114 INVESTMENTS, L.L.C.
13401 Railway Drive
Oklahoma City, Oklahoma 73114
Telephone: 405-752-8802
Facsimile: 405-752-8852
February 10, 2009

BY FEDEX The Providence Service Corporation 5524 East Fourth Street Tucson, AZ 85711	BY HAND DELIVERY The Providence Service Corporation c/o Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, DE 19808

Attention: Corporate Secretary

Re: Request for Books and Records

Dear Sir/Madam:

73114 Investments, L.L.C. (the “Stockholder”) is the record owner of 2,292,895 shares of common stock of The Providence Service Corporation (the “Company”).  On January 21, 2009, Stockholder sent a letter to the Company demanding inspection of certain books and records of the Company.  By letter dated January 26, 2009 (the “Rejection Letter”), the Company denied the demand, refusing to produce any document on various grounds.  The Stockholder disagrees with each and every assertion made by the Company in the Rejection Letter.  Nevertheless, without waiving any of the matters in the prior request Stockholder hereby delivers this demand to address the issues raised in the Rejection Letter, and to narrow the documents requested.  Therefore, pursuant to Section 220 of the Delaware General Corporation Law, the Stockholder hereby demands under oath to inspect, copy, or make extracts therefrom no later than February 19, 2009, during normal business hours, the following books and records (collectively, the “Books and Records”) of the Company:

1.
All books and records of Board of Directors and Compensation Committee meetings since January 1, 2007 to the present concerning executive compensation and benefits including all agendas, minutes, recordings, notes, presentations, consultant’s reports and communications and other documents and/or any other form of record used in preparation for or presented at such meetings.

2.
All books and records of Board of Directors meetings since January 1, 2007 to the present concerning business acquisitions including all agendas, minutes, recordings, reports, notes, presentations, fairness opinions and other documents and/or any other form of record used in preparation for or presented at such Directors meetings.

3.
All books and records of Board of Directors meetings since January 1, 2007 to the present concerning asset valuations of Company owned assets including all agendas, minutes, recordings, reports, notes, presentations, accountant communications, FASB analyses and computations and other documents and/or any other form of record used in preparation for or presented at such Directors meetings.

4.
All books and records of Board of Directors Audit Committee meetings since January 1, 2007 to the present concerning acquisitions and/or asset valuations including all agendas, minutes, recordings, reports, notes, presentations, fairness opinions, accountant communications, FASB analyses and computations and other documents and/or any other form of record used in preparation for or presented at such Directors meetings.

5.
All documents, correspondence, memoranda, written communications and/or any other form of record, including electronic communications and recordings relating to the resignation of Steven I. Geringer as Chairperson of the Company’s Compensation Committee and the negotiation and execution of the consulting agreement between Mr. Geringer and the Company.

Stockholder has credible evidence of breaches of fiduciary duty, waste, mismanagement and other wrongdoing relating to, inter alia, the excessive compensation of Messrs. McCusker, Deitch, Furman and Norris, and the Company’s lack of due diligence and overpayment for recent acquisitions.  Stockholder’s evidence indicates that after the Company replaced compensation consultant Rodeghero Consulting Group, Inc. with Mercer (US) Inc., executive compensation rose suddenly, significantly, and thereafter - continually.  Suggesting that this precipitous increase in executive compensation was becoming too much for even the Chairman of the Compensation Committee to handle, Steven Geringer resigned from his positions on the Board of Directors and as Chairman of the Compensation Committee on April 10, 2008.  Oddly, notification of his resignation was not filed in a Form 8K, but rather on page 17 of a Form 14A filed on April 25, 2008.  Also, according to that same filing, Mr. Geringer received a 2-year consulting contract to commence the day after his resignation and the award of 1,334 shares of restricted stock.  The sudden increase in executive compensation, the sudden change in compensation consultants that seemingly enabled that increase, and the abrupt and misreported resignation of the Compensation Committee Chairman (and his continued employment with the Company as a consultant) merit further investigation.  Furthermore, at the same time executive compensation was ballooning out of control, the Company should have been aware of the overpayments made for acquisitions that eventually caused the Company to write down $140 million of its carrying value of acquisitions.  The Company took a write down to the carrying value of acquisitions purportedly based on a drop in the Company’s stock price, rather than the economics of the acquired operations as required by Financial Accounting Standard (“FAS”) 142.  Finally, Stockholder has credible evidence that the Company made acquisitions of companies “sight unseen” apparently just to inflate its revenues.

The purposes of this demand are: (i) to investigate possible mismanagement, breaches of fiduciary duty, waste of corporate assets and fraud at the Company in connection with executive compensation; (ii) to investigate possible accounting irregularities in the recording of asset values; (iii) to enable the Stockholder to communicate with fellow stockholders of the Company regarding the results of this investigation; (iv) to determine whether decisions of the Company’s non-employee directors in connection with acquisitions, valuations and executive compensation were disinterested and independent and valid business judgments; (v) to initiate and prosecute litigation on behalf of the Company and/or its stockholders depending on the results of this investigation; and (vi) to enable the Stockholder to communicate with fellow stockholders of the Company regarding the corporate affairs of the Company, including, without limitation, the possible solicitation of proxies for the next annual meeting and/or solicitation of consents.

The Stockholder is prepared to execute an appropriate confidentiality agreement governing documents provided pursuant to this demand letter.  I enclose with this letter a draft confidentiality agreement governing any documents produced by the Company for your consideration.

The Stockholder hereby designates Eric Gray of 73114 Investments, L.L.C., or any other person designated by the Stockholder, acting together, singly or in any combination, to conduct as its agents, the inspection and copying requested herein.

The Stockholder will pay the reasonable costs of obtaining copies of the Books and Records.

Pursuant to Section 220 of the Delaware General Corporation Law (“DGCL”), the Company is required to respond to this demand within five (5) business days of the date hereof.  Accordingly, please advise Eric Gray of 73114 Investments, L.L.C., with a copy to Lisa A Schmidt, Esq. of Richards, Layton & Finger, PA, at (302) 651-7763, as promptly as practicable within the requisite timeframe, when and where the Books and Records will be made available to the Stockholder.  If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify the Stockholder immediately in writing, with a copy to Lisa A Schmidt, Esq., Richards, Layton & Finger, P.A., 920 N. King Street, P.O. Box 551, Wilmington, DE 19899, direct dial: (302) 651-7763, direct fax: (302) 498-7763, email: Schmidt@rlf.com, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, the Stockholder will assume that the Company agrees that this request complies in all respects with the requirements of the DGCL.  The Stockholder reserves the right to withdraw or modify this request at any time.

Very truly yours, /s/ Donald E. Smith Donald E. Smith, CEO/President Manager

STATE OF OKLAHOMA	)
	)	ss.
COUNTY OF OKLAHOMA	)

I, Donald E. Smith, am the CEO/President Manager of 73114 Investments, L.L.C., the record owner of 2,292,895 shares of common stock of The Providence Service Corporation.  I am authorized to execute the foregoing demand on behalf of 73114 Investments, L.L.C.  The facts, statements and representations contained in the foregoing demand are true and correct to the best of my knowledge and belief.

/s/ Donald E. Smith

Sworn to and subscribed before me
this 10th day of February, 2009.

/s/ Quinswella Brady

Notary Public

No. 04007854                                           [SEAL]

My Commission expires: 8/30/2012